Exhibit 99.1

ATRenew Inc. Reports Unaudited Third Quarter 2022 Financial Results

SHANGHAI, November 22, 2022 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•
Total net revenues grew by 29.2% to RMB2,536.0 million (US$356.5 million) from RMB1,962.3 million in the third quarter of 2021.
•
Loss from operations was RMB110.0 million (US$15.5 million), compared to RMB150.5 million in the third quarter of 2021. Adjusted income from operations (non-GAAP)1 was RMB10.8 million (US$1.5 million) compared to adjusted loss from operations of RMB28.5 million in the third quarter of 2021.
•
Total Gross Merchandise Volume (“GMV2”) increased by 14.5% to RMB9.5 billion from RMB8.3 billion in the third quarter of 2021. GMV for product sales increased by 31.6% to RMB2.5 billion from RMB1.9 billion in the third quarter of 2021. GMV for online marketplaces increased by 9.4% to RMB7.0 billion from RMB6.4 billion in the third quarter of 2021.
•
Number of consumer products transacted3 increased by 5.1% to 8.3 million from 7.9 million in the third quarter of 2021.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “In the third quarter of 2022, our topline growth exceeded 29%, with revenue reaching the high end of our guidance at RMB2,536 million. This was the result of our market penetration strategy of approaching primary supply sources, as well as the strong brand effect of AHS Recycle and the refinement of our city-level service integration strategy. In addition, we placed a firm focus on delivering high-quality service to our users, continuously optimizing our user experience and offering new product categories. Through our 1,804 offline stores across the country, we fortify our competitive moat of fulfillment capabilities. We continued to invest in automated quality inspection capabilities, achieving breakthroughs in both quality inspection efficiency and production capacity. Meanwhile, our second regional automated operation center was officially put into use in Southern China in October. Looking to the long-term development of the circular economy, we are well-positioned to meet the needs of an ever-wider range of users, thanks to our safe, convenient, and efficient recycling, transaction, and value-added services.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

3. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In the third quarter, we navigated the challenges brought about by the COVID resurgence while maintaining our commitment to our long-term growth strategy. As we achieved a record high in total net revenues, we strove to further improve cost efficiency and optimize capital allocation. As a result, we achieved gratifying results in terms of profitability, reaching a non-GAAP operating income of nearly RMB10.8 million. We also kept a healthy cash inflow from operating activities, something which we have achieved for three consecutive quarters, consolidating the foundation for our company’s stable development going forward. With more sophisticated automated quality inspection technology, we are confident in our ability to maintain profitability and a healthy cash flow, and create sustainable value for our users, our society, and our shareholders.”

Third Quarter 2022 Financial Results

REVENUE

Total net revenues increased by 29.2% to RMB2,536.0 million (US$356.5 million) from RMB1,962.3 million in the same period of 2021.

•
Net product revenues increased by 33.7% to RMB2,225.7 million (US$312.9 million) from RMB1,665.0 million in the same period of 2021. The increase was primarily attributable to an increase in the sourcing volume and the corresponding sales of pre-owned consumer electronics through Paipai Marketplace, PJT Marketplace and the Company’s offline channels.
•
Net service revenues increased by 4.4% to RMB310.3 million (US$43.6 million) from RMB297.3 million in the same period of 2021. The increase was primarily due to increases in transaction volume and monetization capability of PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 25.4% to RMB2,663.9 million (US$374.5 million) from RMB2,123.5 million in the same period of 2021.

•
Merchandise costs increased by 33.8% to RMB1,932.2 million (US$271.6 million) from RMB1,443.9 million in the same period of 2021. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses increased by 1.4% to RMB277.1 million (US$39.0 million) from RMB273.4 million in the same period of 2021. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business; and (ii) an increase in expenses in relation to the upgrade of technology server, which were partially offset by a decrease in operation center related expenses as the Company optimized its strategy for its city-level operation stations.
•
Selling and marketing expenses increased by 14.0% to RMB340.8 million (US$47.9 million) from RMB299.0 million in the same period of 2021. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business; and (ii) an increase in marketing expenses related to business development.
•
General and administrative expenses increased by 51.4% to RMB63.6 million (US$8.9 million) from RMB42.0 million in the same period of 2021. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business, (ii) an increase in office related expenses, and (iii) an increase in professional service fees.
•
Technology and content expenses decreased by 23.2% to RMB50.1 million (US$7.0 million) from RMB65.2 million in the same period of 2021. The decrease was primarily due to the changes in personnel cost in relation to the Company’s adjustment to its spending in research and development.

LOSS FROM OPERATIONS

Loss from operations was RMB110.0 million (US$15.5 million), compared to RMB150.5 million in the third quarter of 2021.

Adjusted income from operations (non-GAAP)1, excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options and restricted stock units granted to employees, was RMB10.8 million (US$1.5 million), compared to adjusted loss from operations of RMB28.5 million in the third quarter of 2021.

NET LOSS

Net loss was RMB30.1 million (US$4.2 million), compared to RMB121.7 million in the third quarter of 2021. Adjusted net income (non-GAAP)1 was RMB77.4 million (US$10.9 million), compared to adjusted net loss of RMB22.5 million in the third quarter of 2021.

The management of the Company noted that the Company`s market capitalization has been lower than its net assets and is closely monitoring the possibility of the impairment of goodwill and intangible assets.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.19 (US$0.03), compared to RMB0.75 in the same period of 2021.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.48 (US$0.07) and RMB0.46 (US$0.06), compared to negative RMB0.14 in the same period of 2021.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers increased to RMB2,672.7 million (US$375.7 million) as of September 30, 2022 from RMB2,421.9 million as of December 31, 2021.

Business Outlook

For the fourth quarter of 2022, the Company currently expects its total revenues to be between RMB2,930.0 million and RMB3,030.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Environment, Social, and Governance

During the third quarter of 2022, ATRenew received an Environmental, Social and Governance (“ESG”) risk rating score of 17.6/100 from Morningstar Sustainalytics (the lower the score, the better), assessing ATRenew to be at “Low Risk” of experiencing industry-specific material ESG factors. The Company was ranked fourth in the Online and Direct Marketing Retail sector. Importantly, ATRenew attained “Negligible” ratings for its data privacy and security, business ethics, and environmental and social impact of products and services, all of which are key components of the assessment of material industry-specific ESG risks. Sustainalytics’ evaluation identifies ATRenew’s strong management performance across a comprehensive range of ESG metrics, demonstrating the Company’s industry-leading position in ESG-related policies, programs, and initiatives. Morningstar Sustainalytics is a leading ESG research, ratings and data firm that supports investors around the world with the development and implementation of responsible investment strategies.

Recent Development

On December 28, 2021, ATRenew announced a share repurchase program, effective immediately, to repurchase up to US$100 million of its shares over a twelve-month period. During the third quarter 2022, the Company repurchased 530,018 American depositary shares ("ADSs") in the open market at an average price of US$2.76 per ADS, with a total cash consideration of US$1.5 million. As at the end of the third quarter 2022, the Company repurchased a total of 8,165,669 ADSs for approximately US$33.0 million under its share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, November 22, 2022 at 07:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	7165816

The replay will be accessible through November 29, 2022 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	1277252

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted (loss) income from operations, adjusted net (loss) income and adjusted net (loss) income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted (loss) income from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income per ordinary share is adjusted net (loss) income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted (loss) income from operations and adjusted net (loss) income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted (loss) income from operations and adjusted net (loss) income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,356,342	1,270,326	178,580
Restricted cash	150,000	—	—
Short-term investments	510,467	1,013,094	142,419
Amount due from related parties, net	410,088	125,673	17,667
Inventories	478,751	454,078	63,833
Funds receivable from third party payment service providers	405,095	389,242	54,719
Prepayments and other receivables, net	840,102	690,421	97,058
Total current assets	4,150,845	3,942,834	554,276
Non-current assets:
Long-term investments	241,527	229,670	32,286
Property and equipment, net	103,843	118,340	16,636
Intangible assets, net	1,075,811	832,634	117,050
Goodwill	1,803,415	1,819,926	255,841
Other non-current assets	127,321	103,352	14,529
Total non-current assets	3,351,917	3,103,922	436,342
TOTAL ASSETS	7,502,762	7,046,756	990,618
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	94,999	75,744	10,648
Accounts payable	41,311	56,771	7,981
Contract liabilities	211,964	148,953	20,939
Accrued expenses and other current liabilities	296,627	407,150	57,236
Accrued payroll and welfare	105,787	127,402	17,910
Amount due to related parties	73,976	36,567	5,141
Total current liabilities	824,664	852,587	119,855
Non-current liabilities:
Operating lease liabilities, non-current	34,501	38,769	5,450
Deferred tax liabilities	223,138	182,788	25,696
Total non-current liabilities	257,639	221,557	31,146
TOTAL LIABILITIES	1,082,303	1,074,144	151,001
TOTAL SHAREHOLDERS' EQUITY	6,420,459	5,972,612	839,617
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,502,762	7,046,756	990,618

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,664,972	2,225,690	312,883	4,578,938	5,988,755	841,886
Net service revenues	297,328	310,338	43,627	765,509	899,496	126,449
Operating expenses (1)(2)
Merchandise costs	(1,443,851)	(1,932,211)	(271,626)	(3,934,905)	(5,226,067)	(734,669)
Fulfillment expenses	(273,394)	(277,147)	(38,961)	(771,938)	(848,568)	(119,290)
Selling and marketing expenses	(299,007)	(340,826)	(47,913)	(837,882)	(942,025)	(132,428)
General and administrative expenses	(42,043)	(63,631)	(8,945)	(381,731)	(153,816)	(21,623)
Technology and content expenses	(65,196)	(50,091)	(7,042)	(202,598)	(173,356)	(24,370)
Total operating expenses	(2,123,491)	(2,663,906)	(374,487)	(6,129,054)	(7,343,832)	(1,032,380)
Other operating income, net	10,697	17,855	2,510	15,427	42,543	5,981
Loss from operations	(150,494)	(110,023)	(15,467)	(769,180)	(413,038)	(58,064)
Interest expense	(2,928)	(1,566)	(220)	(14,993)	(5,085)	(715)
Interest income	1,851	11,042	1,552	6,284	14,819	2,083
Other income, net	6,882	58,353	8,203	2,934	52,469	7,376
Loss before income taxes	(144,689)	(42,194)	(5,932)	(774,955)	(350,835)	(49,320)
Income tax benefits	22,841	13,318	1,872	61,760	40,307	5,666
Share of gain (loss) in equity method investments	161	(1,214)	(171)	284	(6,164)	(867)
Net loss	(121,687)	(30,090)	(4,231)	(712,911)	(316,692)	(44,521)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Net loss attributable to ordinary shareholders of the Company	(121,687)	(30,090)	(4,231)	(1,221,538)	(316,692)	(44,521)
Net loss per ordinary share:
Basic	(0.75)	(0.19)	(0.03)	(16.61)	(1.94)	(0.27)
Diluted	(0.75)	(0.19)	(0.03)	(16.61)	(1.94)	(0.27)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,659,593	162,297,853	162,297,853	73,551,073	163,214,601	163,214,601
Diluted	162,659,593	162,297,853	162,297,853	73,551,073	163,214,601	163,214,601
Net loss	(121,687)	(30,090)	(4,231)	(712,911)	(316,692)	(44,521)
Foreign currency translation adjustments	(1,303)	(28,397)	(3,992)	849	(38,783)	(5,452)
Total comprehensive loss	(122,990)	(58,487)	(8,223)	(712,062)	(355,475)	(49,973)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Total comprehensive loss attributable to ordinary shareholders	(122,990)	(58,487)	(8,223)	(1,220,689)	(355,475)	(49,973)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(6,801)	(6,142)	(864)	(49,292)	(28,423)	(3,996)
Selling and marketing expenses	(3,599)	(3,969)	(558)	(29,863)	(23,522)	(3,307)
General and administrative expenses	(15,864)	(17,346)	(2,438)	(297,934)	(50,330)	(7,073)
Technology and content expenses	(4,359)	(4,632)	(651)	(31,939)	(14,361)	(2,019)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(89,783)	(87,120)	(12,247)	(242,300)	(264,001)	(37,113)
Technology and content expenses	(1,580)	(1,580)	(222)	(4,740)	(4,740)	(666)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(150,494)	(110,023)	(15,467)	(769,180)	(413,038)	(58,064)
Add:
Share-based compensation expenses	30,623	32,089	4,511	409,028	116,636	16,395
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	91,363	88,700	12,469	247,040	268,741	37,779
Adjusted (loss) income from operations (non-GAAP)	(28,508)	10,766	1,513	(113,112)	(27,661)	(3,890)
Net loss	(121,687)	(30,090)	(4,231)	(712,911)	(316,692)	(44,521)
Add:
Share-based compensation expenses	30,623	32,089	4,511	409,028	116,636	16,395
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	91,363	88,700	12,469	247,040	268,741	37,779
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(22,841)	(13,318)	(1,872)	(61,760)	(40,307)	(5,666)
Adjusted net (loss) income (non-GAAP)	(22,542)	77,381	10,877	(118,603)	28,378	3,987
Adjusted net (loss) income per ordinary share (non-GAAP):
Basic	(0.14)	0.48	0.07	(1.61)	0.17	0.02
Diluted	(0.14)	0.46	0.06	(1.61)	0.17	0.02
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,659,593	162,297,853	162,297,853	73,551,073	163,214,601	163,214,601
Diluted	162,659,593	169,499,714	169,499,714	73,551,073	170,702,595	170,702,595